Exhibit 99.1

Silvercorp Announces Filing of MRE for the Tulkubash/Kyzyltash Gold Projects, Kyrgyzstan

Trading Symbol:  TSX/NYSE American: SVM

VANCOUVER, BC, March 6, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) announces the filing of its updated Mineral Resource Estimate for the Tulkubash and Kyzyltash Chaarat Gold Projects (the "Projects") in the Republic of Kyrgyzstan titled: "NI 43-101 Technical Report and Updated Mineral Resource Estimate for the Tulkubash And Kyzyltash Chaarat Gold Project Republic Of Kyrgyzstan" (the "Technical Report"). The Technical Report is effective October 15, 2025.

The Technical Report was prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and can be found on the Company's website at www.silvercorpmetals.com and under the Company's profile at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Qualified Persons

The Technical Report was prepared by the Company's Technical Services department consisting of Ms. Lei Xue, B.Sc., P.Geo. and Dr. Donovan Pienaar, Ph.D., M.Sc., MBA, under the supervision of Guoliang Ma (P.Geo.), and Alex Zhang (P.Geo.) who serve as the Company's qualified persons as defined under NI 43-101. The specific sections for which each qualified person is responsible is outlined in the Technical Report. All such qualified persons have reviewed the technical content relevant to the sections of the Technical Report for which they are responsible and have approved its dissemination.

This news release has been reviewed and approved by Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company who is the designated qualified person for the Company.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 18:47e 06-MAR-26